FOR FURTHER INFORMATION:

AT LJI:	AT INVESTOR RELATIONS INTL:
Betty Ho	Haris Tajyar
Vice President, Corporate Development	Managing Partner
Ph: 011-852-2170-0001	Ph: 818-382-9702
betty@ljintl.com	htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 16, 2005

LJ INTERNATIONAL REAFFIRMS SECOND QUARTER
GUIDANCE; SALES UP 7-10% IN SECOND QUARTER ON
EPS OF $0.02 — $0.03

Company Sees Accelerated Growth in Second Half 2005

HONG KONG and LOS ANGELES, CA, June 16, 2005 — LJ International, Inc. (LJI) (Nasdaq: JADE), one of the fastest-growing jewelry companies in the world, today reiterated earlier guidance for revenue and earnings in the second quarter, ending June 30, 2005. As before, it projected sales between $17.5 and $18 million, with earnings per fully diluted share between $0.02 and $0.03.

The forecast revenue range would be an increase of 7% to 10% from $16.3 million in sales reported by LJI in the second quarter of 2004. As expected, the projected EPS for the current quarter would be slightly down by $0.04 from a year earlier due primarily to the start up costs of its new expansion plans into China as well as an increase in newly issued shares from the Company’s private placement.

The Company said it expects sales and earnings to resume at higher rates in the second half of the year spurred by increased orders from existing customers as well as by sales in the Company’s new platinum line, which was introduced about 18 months ago.

LJI Chairman and CEO Yu Chuan Yih commented, “The second quarter so far has been very solid thus far in revenue but also a great deal of foundation-building for future sales expansion. During May, for instance, LJI’s wholly-owned Enzo subsidiary opened four new retail stores in China, each of which is expected to add incremental revenue contributions this year and profitability by 2007. Based on a strong showing at the JCK show in Las Vegas, increased demand from existing and new customers, as well as new revenue streams from our China retail stores, we expect to accelerate our revenue and earnings growth in the second half of 2005.”

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The Company noted that its recent orders from the JCK show in Las Vegas, which totaled approximately $20 million, a new JCK record for LJI, are expected to be recognized in the second half of 2005.

If you would like to be added to LJI’s investor email lists please contact Haris Tajyar with Investor Relations International at htajyar@irintl.com.

About LJ International

LJ International, Inc. (LJI) is a publicly-owned company, based in Hong Kong and the U.S., engaged in designing, branding, marketing and distributing a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets. It trades on the Nasdaq National Market under the symbol JADE.

For more information on LJI, go to its Web Site at www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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